UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER: 033-02249-FW
                                                       CUSIP NUMBER: ___________


(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


                  For Period Ended:         January 31, 2006
                                            ----------------

                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR

                  For the Transition Period Ended: __________________

           ----------------------------------------------------------

NOTHING IN THIS FROM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

           ----------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

           ----------------------------------------------------------

PART I - REGISTRANT INFORMATION

MILLER PETROLEUM, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

3651 Baker Highway
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 Address of Principal Executive Office (Street and Number)

Huntsville, Tennessee 37756
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City, State and Zip Code

                       PART II -- RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual report, semi-annual report, transition
               report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)     The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Miller Petroleum, Inc. is unable to file its Form 10-QSB for the period ended January 31, 2006 (the "Form 10-QSB") within the prescribed time period without unreasonable effort or expense because it requires additional time to review and complete its Form 10-QSB due to its limited financial resources and available administrative personnel.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Lyle H. Cooper                  (865)                  691-8132
      --------------               -----------           ------------------
      (Name)                       (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 See Attachment.
                  --------------------------------------------

                             MILLER PETROLEUM, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 17, 2006                           By:  /s/ Lyle H. Cooper
          --------------                                ------------------------
                                                        Lyle H. Cooper
                                                        Chief Financial Officer

Attachment to Form 12b-25
Part IV - Other Information, Item (3)

The Company expects the results of operations for the three and nine months ended January 31, 2006 will not be comparable to the results of operations for the three and nine months ended January 31, 2005 for the following reasons.

On May 9, 2005 the Company obtained loans in the amount of $4,150,000. The interest, loan cost, and warrants cost associated with these loans amounted to $1,319,751 for the nine months ended January 31, 2006. Common stock in the amount of 1,580,000 shares was issued for consulting and other services during the nine months ended January 31, 2006, and $788,169 was expensed for these services. Further, due to several transactions, legal and professional fees for the nine months ended January 31, 2006 increased by approximately $360,000 over the nine months ended January 31, 2005.

The additional cost described above resulted in a net loss of $2,493,883 for the nine months ended January 31, 2006 as compared to a net income of $65,313 for the nine months ended January 31, 2005.